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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 3

Washington DC
408

SEC FILE NUMBER
8-67579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1911 Hillandale Rd   Suite 1020

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

DURHAM   NC   27705
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Syphers   919-309-1406

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions Certified Public Accountants and Associates

(Name – if individual, state last, first, middle name)

5489 Wiles Road Unit 303	Coconut Creek	Florida	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott Syphers _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

of December 31, _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AaronNotary.com

_____ Known personally
CCO   Signature

_____
                             Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management
of Quantum Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quantum Capital, LLC, as of December 31, 2017, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Quantum Capital, LLC, as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quantum Capital, LLC's management. Our responsibility is to express an opinion Quantum Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quantum Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II: Computation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission, and Schedule III: Statement of exemption from the Computation of reserve requirement and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Quantum Capital, LLC financial statements. The supplementary information is the responsibility of Quantum Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, The Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange, Schedule II: Computation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission, and Schedule III: Statement of exemption from the Computation of reserve requirement and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Quantum Capital, LLC's auditor since February 2018.
Coconut Creek, Florida
March 28, 2018

QUANTUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	9,915
Prepaid expenses		2,672
Total assets	$	12,587

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,329
Total liabilities		2,329
Members' equity		10,258
Total liabilities and members' equity	$	12,587

See accompanying notes to financial statements

-2-

QUANTUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Fee income	$	29,750
Mutual fund income		793
Total revenue		30,543
Cost of Revenue		
Commission expense		20,825
Total Cost of Revenue		20,825
Other Expenses:		
Communication/Email expense		1,371
Professional fees		5,500
Rent		1,200
Regulatory fees		6,607
Other expenses		1,235
Total other expenses		15,913
Total expenses		36,738
Net (Loss)	$	(6,195)

QUANTUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$	14,453
Contributions		2,000
Net (Loss)		(6,195)
Balance, December 31, 2017	$	10,258

QUANTUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net (Loss)	$	(6,195)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Increase (decrease) in:		
Prepaid expenses		-
Accounts payable and accrued expenses		(2,571)
Net cash used in operating activities		(8,765)
Cash flows from financing activities:		
Contributions		2,000
Net cash provided by financing activities		2,000
Net decrease in cash		(6,765)
Cash, beginning of year		16,681
Cash, end of year	$	9,915
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

NOTE 1 - DESCRIPTION OF BUSINESS

Quantum Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a North Carolina Limited Liability Company. The Company provides Investment Banking Services and sales of Mutual Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. There was no depreciation expense for the year ended December 31, 2017. The assets are fully depreciated.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion of a transaction.

The concentration of revenue in 2017 was attributable to the Company receiving fees from two Private Placements and mutual fund commissions from one fund. During the year end December 31, 2017 the Company derived approximately 97% of revenues from one customer.

New Accounting Prouncements

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

QUANTUM CAPITAL, LLC
NOTES TO FINANCIALSTATEMENTS
YEAR ENDED DECEMBER 31, 2017

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses

In December the firm prepaid its 2017 registration renewal fees of $2,672 to FINRA.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2017.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company incurred expenses for rent in the amount of $1,200 to a related party, which is a company with common ownership, for the year ended December 31, 2017.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $ 7,586 which was $2,586, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .307 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits. At December 31, 2017, the Company did not exceed the federally insured limits.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2017 the carrying amounts reported in the balance sheet for cash, prepaid expenses, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

Our offices are located on 1911 Hillandale Road, Suite 1020 Durham, NC 27705. The Company leases approximately 145 square feet of these facilities from a related third party for approximately $100 per month base rent, all utilities except telephone are included under the agreement. The agreement is on a month to month basis with no expiration date. Therefore no minimum future lease payments are applicable for disclosure.

NOTE 9 – SUBSEQUENT EVENTS

We have evaluated subsequent events through March 28, 2018, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

QUANTUM CAPITAL, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

<u>Net capital computation:</u>

Total members' equity	$	10,258
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		2,672
Total non-allowable assets		2,672
Net capital before haircuts on securities positions		7,586
Total haircuts on securities		-
Net capital		7,586
Required minimum capital		5,000
Excess net capital	$	2,586

<u>Reconciliation:</u>

Net capital, per unaudited December 31, 2017 FOCUS report, as filed	$	7,586
Audit adjustments		-
Net capital, per December 31, 2017 audited report, as filed	$	7,586

QUANTUM CAPITAL, LLC
Schedule II-COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 2,329
Ratio of aggregate indebtedness to net capital	0.307

QUANTUM CAPITAL, LLC
Schedule III-STATEMENT OF EXEMPTION
FROM THE COMPUTATION OF RESERVE
REQUIREMENT AND INFORMATION RELATING
TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2017

Quantum Capital, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Quantum Capital, LLC

1911 Hillandale Road

Ste 1020

Durham, NC 27705-2666

March 27, 2018

Exemption Report

RE: Quantum Capital, LLC. year end 2017 Certified Audit

Quantum Capital, LLC. is operating under the (k)(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

Scott Syphers

CCO



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management
of Quantum Capital, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Quantum Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quantum Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (exemption provisions) and (2) Quantum Capital, LLC stated that Quantum Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quantum Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantum Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

March 28, 2018